Ronald A. Kapusta Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

July 24, 2019

Via EDGAR
Ms. Ibolya Ignat
Ms. Angela Connell
Division of Corporation Finance Office Healthcare & Insurance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 30, 2018
Filed January 22, 2019
Form 8-K dated January 22, 2019
Filed January 22, 2019
File No. 001-03215

Dear Ms. Ignat and Ms. Connell:

We have received the comment letter dated July 18, 2019 (the “comment letter”) from the Securities and Exchange Commission (the “Commission”) to Mr. Joseph J. Wolk, Chief Financial Officer, in which the staff of the Commission has requested certain information with respect to the above-referenced Form 10-K and Form 8-K. As discussed with Ms. Connell, we would like to respectfully request an extension for our response to the comment letter to no later than Friday, August 30. This extension will ensure that we can devote the appropriate time and resources to consider the Staff’s comments and prepare our response.

If you have any questions, please contact me at 732-524-6567.

Sincerely, /s/ Ronald A. Kapusta Vice President Corporate Controller Chief Accounting Officer